April 29, 2002

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Nabors Industries, Inc. and Nabors Industries Ltd.
Incoming letter dated April 12, 2002

Based on the facts presented; the Division's views are as stated below. Capitalized terms have the same meanings defined in your letter.

1. Without necessarily agreeing with your analysis, the Division will not object if Nabors Bermuda files post-effective amendments to Nabors Delaware's registration statements on Forms S-3 and Form S-8, under Rule 414.

2. After the Merger, Nabors Bermuda may take into account Nabors Delaware's reporting history under the Securities Exchange Act of 1934 in determining its eligibility to use Form S-3, S-4 and S-8.

3. Nabors Delaware's Exchange Act reporting history may be taken into account in determining whether Nabors Bermuda satisfies Rule 144(c)(1). Average weekly reported trading volume in Nabors Delaware Common Stock during the time periods specified in Rule 144(e)(1) may be taken into account in determining the limitation on the amount of securities that may be sold pursuant to Rule 144(e).

4. After the Merger, Nabors Bermuda may rely on Rule 12g-3(a) to register its Common Stock under the Exchange Act.

5. Persons who have filed ownership reports on Schedule 13D or 13G for Company Common Stock will not be required to file any additional or amended statements of Schedule 13D or 13G as a result of the Merger, provided they note in their next subsequent filing that Nabors Bermuda is the successor to Nabors Delaware.

6. Actions taken to allow the future issuance of Nabors Bermuda Common Stock in lieu of Nabors Delaware Common Stock under the Stock-Based Benefit Plans maybe effected without the disclosure of information under Item 10 of Schedule 14A.

7. The Division will not recommend enforcement action if based on the facts presented (1) Nabors Bermuda does not register under the Securities Act its assumption of the Nabors Delaware's obligations under the indentures; and (2) Nabors Bermuda does not qualify supplemental indentures under the Trust Indenture Act in connection with its assumption of such obligations. In arriving at these positions, we have noted in particular your representation that the Company intends to deliver to the trustees an opinion of counsel that the existing indentures governing the debentures authorize the trustees to enter into supplemental indentures without the vote or consent of the holders of the debenture holders for the purpose of evidencing Nabors Bermuda's succession to Nabors Delaware and the assumption by Nabors Bermuda of the Nabors Delaware's obligations under the indentures.

8. The Division will not recommend enforcement action to the Commission if the shares of Nabors Bermuda issuable on conversion of Nabors Delaware's convertible debentures are issued without registration under the Securities Act in reliance on your opinion of counsel that the exemption provide in Section 3(a)(9) will be available for the exchange. In arriving at this position, we note that

- The indentures under which the convertible securities were issued did not require the issuer to, and the issuer did not, solicit the consent of the holders of the convertible securities with respect to the merger transaction or the guarantee;

- The indentures permitted the issuer and trustee to execute the supplemental indentures to guarantee the convertible securities without the consent of the holders of the convertible securities; and

- No commission or other remuneration was paid or given, directly or indirectly, in connection with the conversion of the convertible securities.

9. Nabors Bermuda may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the Rule 174(b) exemption from the prospectus delivery requirement of Section 4(3) under the Securities Act.

These positions are based on the representations made to the Division in your letter. Any different facts or conditions might require different conclusions. The responses regarding registration under the Securities Act and qualification under the Trust Indenture Act express the Division's position on enforcement action only and do not purport to express a legal position on the questions presented.

Sincerely,

Carol M. McGee
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2002

Michael P. Rogan
Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, N.W.
Washington, D.C. 20005-2111

Re: Nabors Industries, Inc.

Dear Mr. Rogan:

In regard to your letter of April 12, 2002, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

1440 NEW YORK AVENUE, N.W.
WASHINGTON, D.C. 20005-2111

TEL: (202) 371-7000
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Securities Act of 1933 – Rule 414; Forms S-3, S-4 and S-8; Rules 144(c) and 144(e); Sections 2(3), 3(a)(9) and 4(3)
Securities Exchange Act of 1934 –Rule 12g-3(a); Schedules 13D, 13G and 14A
Trust Indenture Act

April 12, 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Nabors Industries, Inc. and Nabors Industries Ltd.

Dear Ladies and Gentlemen:

We are writing on behalf of Nabors Industries, Inc., a Delaware corporation ("Nabors Delaware"), and Nabors Industries Ltd., a Bermuda exempted company ("Nabors Bermuda") and a wholly-owned subsidiary of Nabors Delaware. Nabors Delaware intends to reorganize as a Bermuda exempted company (the "Reorganization") pursuant to an Agreement and Plan of Merger, dated as of January 2, 2002 (the "Merger Agreement"), among Nabors Bermuda, Nabors Delaware, Nabors US Holdings Inc. ("Nabors US Holdings"), a Delaware corporation and a wholly-owned subsidiary of Nabors Bermuda, and Nabors Acquisition Corp. VIII ("Merger Sub"), a Delaware corporation and an indirect, wholly-owned subsidiary of Nabors Bermuda and a direct, wholly-owned subsidiary of Nabors US Holdings. As a result of the Reorganization,

Nabors Bermuda will become the parent holding company of Nabors Delaware and, together with its subsidiaries (including Nabors Delaware), will continue to conduct the business now conducted by Nabors Delaware and its subsidiaries. This letter replaces our letter of February 12, 2002 and reflects oral comments received from the Staff.

As more fully described below, the Reorganization will be accomplished through the merger of Merger Sub with and into Nabors Delaware (the "Merger"). Nabors Delaware will be the surviving corporation in the Merger and will continue as an indirect, wholly-owned subsidiary of Nabors Bermuda. Pursuant to the Merger Agreement, each outstanding share of Nabors Delaware common stock, par value $.10 per share (the "Nabors Delaware Common Stock"), will automatically convert into the right to receive one common share of Nabors Bermuda, par value $.001 per share (the "Nabors Bermuda Common Shares").

On January 2, 2002, Nabors Bermuda filed a Registration Statement on Form S-4 (Registration No. 333–76198) (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with the Securities and Exchange Commission (the "SEC"). The Registration Statement contains the preliminary proxy statement of Nabors Delaware and the preliminary prospectus of Nabors Bermuda (the "Proxy Statement/Prospectus"). Nabors Bermuda filed Pre-Effective Amendment No. 1 to the Registration Statement on March 22, 2002, a copy of which is enclosed for your convenience. The Merger must be approved by the stockholders of Nabors Delaware and a special meeting of the stockholders will be called shortly to adopt the Merger Agreement and approve the other matters set forth in the proxy statement.

I. No-Action Requests

On behalf of Nabors Delaware and Nabors Bermuda, we respectfully request an interpretive opinion or no-action letter from the Division of Corporation Finance (the "Division") with respect to the following issues arising under the Securities Act, the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), in connection with the Reorganization:

A. Rule 414. Nabors Bermuda may be considered a successor issuer of Nabors Delaware for purposes of Rule 414 under the Securities Act ("Rule 414") and may file post-effective amendments to Nabors Delaware's Registration Statements (as hereinafter defined) and any other registration statement hereafter filed by Nabors Delaware under the Securities Act to permit Nabors Bermuda to continue the offerings registered thereby.

B. Forms S-3, S-4 and S-8. The activities and status of Nabors Delaware prior to the Merger may be considered in determining whether the requirements for the use of various forms of registration statements under the Securities Act, including Forms S-3, S-4 and S-8, are met by Nabors Bermuda.

C. Rule 144(c)(1) and (e). Nabors Delaware's prior activities and the most recent report or statement published by Nabors Delaware prior to the Merger and the average weekly reported trading volume in Nabors Delaware's common stock during the time periods specified in Rule 144(e)(1) may be taken into account in determining whether Nabors Bermuda has complied with the current public information requirements of Rule 144(c)(1) under the Securities Act and the limitation on the amount of Nabors Bermuda Common Shares that may be sold pursuant to Rule 144(e) under the Securities Act.

D. Rule 12g-3(a). Nabors Bermuda may rely on Rule 12g-3(a) to register the Nabors Bermuda Common Shares under the Exchange Act.

E. Schedules 13D and 13G. Persons who have filed statements on Schedules 13D or 13G reporting ownership interests in Nabors Delaware Common Stock will not be required to file any additional or amended statements or forms as a result of the Merger, but may note in their next filings that Nabors Bermuda is the successor issuer to Nabors Delaware.

F. Item 10 of Schedule 14A. Actions taken with respect to the future issuance of Nabors Bermuda Common Shares in lieu of Nabors Delaware

Common Stock under the Stock-Based Benefit Plans (as hereinafter defined) do not constitute actions that require the disclosure of information under Item 10 of Schedule 14A of Regulation 14A under the Exchange Act.

G. Supplemental Indentures; Securities Act and Trust Indenture Act. In connection with Nabors Bermuda's guarantee of the Nabors Delaware Debt Securities (as defined below), the execution of supplemental indentures by Nabors Bermuda pursuant to its guarantee will not involve any "offer," "offer to sell," "offer for sale" or "sale" within the meanings of such terms as used in Section 2(3) of the Securities Act that would require registration thereof under the Securities Act or qualification of the supplemental indentures under the Trust Indenture Act.

H. Availability of Section 3(a)(9) Exemption. Nabors Bermuda Common Shares issuable upon conversion or redemption of the Convertible Debentures (as defined below) after consummation of the Merger may be issued without registration under the Securities Act pursuant to the exemption provided by Section 3(a)(9) of the Securities Act.

I. Section 4(3) Prospectus Delivery Requirement. With respect to the Nabors Bermuda Common Shares issued in connection with the Reorganization, Nabors Bermuda need not comply with the prospectus delivery requirements of Section 4(3) of the Securities Act.

We note that the Division has granted relief similar to that requested by this letter in several holding company formations and reincorporation transactions, consummated both with and without shareholder approval. *See generally*, *Reliant Energy, Incorporated* (available December 21, 2001); *NUI Corporation* (available December 22, 2000); *T. Rowe Price Associates, Inc.* (available April 28, 2000); *IPC Information Systems, Inc.* (available May 20, 1999); *Central Maine Power Company* (available October 28, 1998); *Startec Global Communications Corporation* (available July 1, 1998); *El Paso Natural Gas Company* (available May 21, 1998); *Payless ShoeSource, Inc.* (available April 20, 1998); *Idaho Power Company* (available March 16, 1998); *Consolidated Edison Company of New York, Inc.* (available October 31, 1997); *Rouge Steel, Inc.* (available April 22, 1997);

Boston Edison Company (available February 24, 1997); *Halliburton Company* (available December 11, 1996); and *Toys "R" Us, Inc.* (available December 1, 1995).

II. The Companies

Nabors Delaware

Nabors Delaware was originally incorporated in 1978 under the name Anglo Company, Inc. Nabors Delaware is the largest land drilling contractor in the world, with over 550 land drilling rigs as of March 21, 2002. Nabors Delaware conducts oil, gas and geothermal land drilling operations in the US lower 48 states, Alaska and Canada, and internationally, primarily in South and Central America and the Middle East. Nabors Delaware also is one of the largest land well-servicing and workover contractors in the United States. It owns approximately 745 land workover and well-servicing rigs in the southwestern and western United States, and approximately 40 well-servicing and workover rigs in certain international markets. Nabors Delaware also is a leading provider of offshore platform workover and drilling rigs. Nabors Delaware markets 42 platform, 16 jackup and three barge rigs in the Gulf of Mexico and international markets. These rigs provide well-servicing, workover and drilling services. Nabors Delaware also owns and operates a net nine of these rigs through an international joint venture in Saudi Arabia, giving effect to Nabors' 50% interest in the venture's 18 rigs.

The authorized capital stock of Nabors Delaware consists of 408 million shares of Nabors Delaware Common Stock and ten million shares of Preferred Stock, par value $.10 per share. As of March 13, 2002, approximately 141,044,155 shares of Nabors Delaware Common Stock were outstanding and listed on the American Stock Exchange. There are no shares of Preferred Stock currently outstanding.

Nabors Delaware maintains and sponsors various stock compensations plans including, without limitation, the 1996 Executive Officers Incentive Stock Plan, the 1996 Executive Officers Stock Plan, the 1996 Chairman's Executive Stock Plan, the 1996 Employee Stock Plan, the 1997 Executive Officers Incentive Stock Plan, the 1998 Employee Stock Plan, the 1998 Chairman's Executive Stock Plan, the 1999 Pool Employee/Director Option Exchange Plan, the 1999 Stock Option Plan for Non-Employee Directors, and Options Originally Granted by Bayard Drilling Technologies, Inc., and

Assumed by Nabors Industries, Inc. (all of these plans are collectively referred to herein as the "Stock-Based Benefit Plans"). Each of the Stock-Based Benefit Plans are registered on currently effective registration statements on Form S-8. Nabors Delaware has an effective shelf registration statement on Form S-3 with respect to $500,000,000 maximum aggregate offering price of debt and equity securities (Registration No. 333-81137). In addition, Nabors Delaware recently filed a shelf registration statement on Form S-3 (Registration No. 333 -85228) with respect to up to 7,150,000 shares of Nabors Delaware Common Stock issuable upon exchange of exchangeable shares of Nabors Exchangeco (Canada) Inc., a Canadian subsidiary of Nabors Delaware and upon exercise of certain warrants which will be exercisable for shares of Nabors Delaware Common Stock, in each case which will be issued in connection with Nabors Delaware's pending acquisition of Enserco Energy Service Company Inc., a corporation incorporated under the laws of Alberta, Canada ("Enserco"). Nabors Delaware expects that its acquisition of Enserco will be completed on or about April 26, 2002, and that the above-referenced registration statement on Form S-3 will be effective prior to the consummation of the reorganization. All of the foregoing registration statements are collectively referred to herein as the "Registration Statements."

As of February 12, 2002, Nabors Delaware had issued the following debt securities (i) $825,000,000 original principal amount of Zero Coupon Convertible Senior Debentures due 2020, (ii) $1,381,200,000 original principal amount of Zero Coupon Convertible Senior Debentures due 2021 (together with the Debentures identified in clause (i) of this sentence, the "Convertible Debentures"), and (iii) $325,000,000 original principal amount of 6.8% Notes due 2004. Nabors Delaware is also the guarantor of $150,000,000 original principal amount of 8 5/8% Senior Subordinated Notes due 2008 (collectively with the debt securities identified in clauses (i)-(iii) of the immediately preceding sentence, the "Nabors Delaware Debt Securities") issued by its wholly-owned subsidiary, Nabors Holding Company. The Convertible Debentures and an indeterminate number of shares of Nabors Delaware Common Stock issuable upon conversion or repurchase of the Convertible Debentures are registered on effective shelf registration statements on Form S-3 (Registration Nos. 333-44532 and 333-59884) (together, the "Convertible Debentures Registration Statements").

Nabors Bermuda

Nabors Bermuda is a newly formed Bermuda exempted company and is a wholly-owned subsidiary of Nabors Delaware. Nabors Bermuda has no significant assets or capitalization and has not engaged in any business or prior activities other than in connection with its formation and the Reorganization and related transactions. As a result of the Reorganization, it will become the indirect, parent holding company of Nabors Delaware. As of the effective time of the Merger (the "Effective Time"), the authorized share capital of Nabors Bermuda will be US$425,000, divided into 400 million Nabors Bermuda Common Shares and 25 million preference shares, par value US$.001 per share.

Merger Sub

Merger Sub is a newly formed Delaware corporation and an indirect, wholly-owned subsidiary of Nabors Bermuda. Merger Sub was formed to accomplish the proposed Merger. It has no significant assets or capitalization and has not engaged in any business or other activities to date except in connection with its formation and the Reorganization and related transactions.

Nabors US Holdings

Nabors US Holdings is a newly formed Delaware corporation and a wholly-owned subsidiary of Nabors Bermuda. Nabors US Holdings was formed to facilitate the proposed Merger. It has no significant assets or capitalization and has not engaged in any business or other activities to date except in connection with its formation and the Reorganization and related transactions.

III. The Reorganization

The Reorganization will be accomplished by means of the following steps:

- Merger Sub will merge with and into Nabors Delaware pursuant to Section 251 of the Delaware General Corporation Law. Nabors Delaware will be the surviving entity and become an indirect, wholly-owned subsidiary of Nabors Bermuda.

- Each outstanding share of Nabors Delaware Common Stock will automatically convert by operation of law into the right to receive one Nabors Bermuda Common Share and the current stockholders of Nabors Delaware will own exactly the same number of Nabors Bermuda Common Shares as the number of shares of Nabors Delaware Common Stock they currently own.

Nabors Delaware's Board of Directors has set a record date of April 17, 2002, to determine stockholders of Nabors Delaware entitled to notice of, and to vote at, the special meeting of stockholders called to approve the reorganization. Nabors Delaware anticipates that such special meeting will be held on June 3, 2002.

Generally, for U.S. federal income tax purposes, stockholders of Nabors Delaware who are U.S. persons, will recognize gain, if any, but not loss, on the receipt of Nabors Bermuda Common Shares in exchange for Nabors Delaware Common Stock pursuant to the Reorganization.

Immediately following the Merger, the Nabors Bermuda Common Shares will be listed on the American Stock Exchange under the symbol "NBR," the same symbol under which the Nabors Delaware Common Stock is currently listed and traded, and the Nabors Delaware Common Stock will be delisted from the American Stock Exchange.

When the Reorganization is completed, all of the directors and all of the executive officers of Nabors Delaware will become the directors and executive officers of Nabors Bermuda. The consolidated capitalization, assets and liabilities of Nabors Bermuda immediately following the Reorganization will be substantially the same as those of Nabors Delaware immediately prior to the Reorganization.

Upon consummation of the Reorganization, the Stock-Based Benefit Plans will be amended in accordance with their terms to provide that Nabors Bermuda Common Shares will be issued upon the exercise of any options or the payment of any other stock-based awards and otherwise to reflect appropriately the substitution of Nabors Bermuda Common Shares for Nabors Delaware Common Stock. The Proxy Statement/Prospectus discloses to the Nabors Delaware stockholders that approval of the Merger by the Nabors

Delaware stockholders will also constitute approval of the amendments to the Stock-Based Benefit Plans.

The Certificate of Incorporation and the By-laws of Nabors Delaware and the Memorandum of Association and Bye-Laws of Nabors Bermuda (collectively, the "Charter Documents"), interpreted in light of the laws of Delaware and Bermuda, respectively, reflect substantially similar corporate powers and limitations and shareholder rights. A full comparison of the respective Charter Documents of Nabors Delaware and Nabors Bermuda and the corporate laws of Delaware and Bermuda is set forth in the Proxy Statement/Prospectus under the headings "Description of Authorized Shares of Nabors Industries Ltd." and "Comparison of Rights of Shareholders."

Nabors Bermuda will guarantee the Nabors Delaware Debt Securities, including the Convertible Debentures. Nabors Bermuda will execute a supplemental indenture to the indenture for each such class of Nabors Delaware Debt Securities with the trustee thereto, pursuant to which it will fully and unconditionally guarantee the Nabors Delaware Debt Securities, including the due and punctual payment of the principal of (and premium, if any) and interest on all of the Nabors Delaware Debt Securities.

Following the Effective Time, Nabors Delaware and Nabors Bermuda will execute supplemental indentures to the indentures relating to the Convertible Debentures to provide that, upon conversion or redemption of the Convertible Debentures, Nabors Bermuda Common Shares will be issued in lieu of Nabors Delaware Common Stock.

IV. Legal Discussion

A. Rule 414

Rule 414, promulgated under Regulation C of the Securities Act, provides that if an issuer has been succeeded by another issuer incorporated under the laws of another state or foreign government for the purpose of changing the state or country of incorporation or form of organization of the enterprise, the registration statement of the predecessor issuer will be deemed to be the registration statement of the successor issuer for the purpose of continuing the offering covered by such registration statement if (a) immediately prior to the succession, the successor issuer has no assets or liabilities other than nominal assets and liabilities, (b) the succession was effected by a merger pursuant to which the successor issuer acquired all of the assets and assumed all of the liabilities and obligations of the predecessor, (c) the succession was approved by the security holders of the predecessor issuer at a meeting for which proxies were solicited pursuant to Section 14(a) of the Exchange Act or information was furnished to such security holders pursuant to Section 14(c) of the Exchange Act, and (d) the successor issuer has filed an amendment to the registration statement of the predecessor issuer expressly adopting such statements as its own registration statement for all purposes of the Securities Act.

In connection with the Reorganization, three of the four requirements of Rule 414 will be satisfied: (i) the purpose of the Reorganization is to change Nabors Delaware's form of organization to a holding company structure and its jurisdiction of incorporation from Delaware to Bermuda; (ii) prior to the Reorganization, Nabors Bermuda will have no assets or liabilities other than nominal assets and liabilities; (iii) the Reorganization will be approved by security holders of Nabors Delaware at a meeting for which proxies will be solicited pursuant to Section 14(a) of the Exchange Act; and (iv) if the Division concurs with our request, Nabors Bermuda, as successor issuer, will file post-effective amendments expressly adopting the Registration Statements as its own registration statements for all purposes of the Securities Act and the Exchange Act and will set forth any additional information necessary to reflect any material changes made in connection with or resulting from the Reorganization or otherwise required by Rule 414. The only requirement of Rule 414 that is not technically satisfied in the present situation is paragraph (b) of Rule 414. Rule 414(b) requires the successor issuer to acquire all of the assets and assume all of the liabilities and obligations of the predecessor issuer. As previously discussed, Nabors Bermuda will not directly acquire all of the assets and directly assume all of the liabilities and obligations of Nabors Delaware, because all of such assets and liabilities will remain with Nabors Delaware and other subsidiaries of Nabors Bermuda formed as a result of the Merger. Nevertheless, in keeping with the spirit of Rule 414, Nabors Bermuda will acquire all such assets and will assume all such liabilities and obligations indirectly by reason of its indirect ownership of the common stock of Nabors Delaware and such other subsidiaries. As noted previously, immediately after the Merger, the consolidated assets and liabilities of Nabors Bermuda will be the same as the consolidated assets and liabilities of Nabors Delaware immediately before the Merger. We believe that requiring Nabors Bermuda to file new registration statements because of this technicality would create an additional and unnecessary expense and may create confusion in the marketplace among investors. In fact, the Division has been flexible in its application of Rule 414 and has, in a number of cases, concurred in the conclusion that Rule 414 would be applicable in similar structures where the successor corporation did not meet the technical requirements of 414(b). *See, e.g., Reliant Energy, Incorporated,* supra; *NUI Corporation,* supra; *Payless ShoeSource, Inc.*, supra; *Quality Food Centers, Inc.* (available August 26, 1997); *PS Group, Inc.* (available January 25, 1996); *Consolidated Rail Corporation, Conrail Inc.* (available March 17, 1993); and *Varity Corporation* (available October 15, 1991).

Accordingly, we ask the Division to concur that Nabors Bermuda may be considered the "successor issuer" to Nabors Delaware for the purposes of Rule 414 (and may file post-effective amendments to the Registration Statements and any other registration statements hereafter filed by Nabors Delaware under the Securities Act, as contemplated by Rule 414(d)).

B. S-3, S-4 and S-8 Eligibility Requirements

It is our belief that Nabors Bermuda should be entitled to rely on General Instruction I.A.7. to Form S-3 in determining whether it shall be deemed to have satisfied conditions 1., 2., 3. and 5. to General Instruction I.A. General Instruction I.A.7. to Form S-3 under the Securities Act deems a successor registrant to have met the conditions for eligibility to use Form S-3 set forth in General Instructions I.A.1., 2., 3. and 5. to Form S-3 if (i) its predecessor and it, taken together, meet such conditions; (ii) the succession was primarily for purposes of changing the jurisdiction of incorporation or forming a holding company; and (iii) the assets and liabilities of the successor at the time of the succession were substantially the same as those of the predecessor. The Form S-3 reporting requirements are designed, among other things, to ensure that information concerning the issuer has been available for a period of time sufficient to enable those purchasing securities of such issuer to have had an opportunity to examine that information adequately.

Each of the foregoing three requirements is met in the present case. First, Nabors Bermuda together with its predecessor, Nabors Delaware, will meet conditions 1., 2., 3. and 5. of General Instruction I.A. of Form S-3. Second, as discussed above, Nabors

Bermuda is succeeding to Nabors Delaware pursuant to the Reorganization primarily for the purpose of changing its form of organization to a holding company structure and its jurisdiction of incorporation from Delaware to Bermuda. Even though Nabors Delaware is changing its country of incorporation as opposed to its "state" of incorporation, we believe this should not make a difference in the analysis. The rationale for allowing the use of Form S-3 remains the same since the change is only the jurisdiction of incorporation with no substantial change in the issuer's business or operations. Third, as previously discussed, at the Effective Time, the assets and liabilities of Nabors Bermuda on a consolidated basis will be substantially the same as those of Nabors Delaware on a consolidated basis prior to the Reorganization, and Nabors Bermuda will have acquired all of the assets and will have assumed all of the liabilities of Nabors Delaware on a consolidated basis and will succeed to all of Nabors Delaware's business and operations. Accordingly, we believe that after the Reorganization is completed Nabors Bermuda should be entitled to take into account Nabors Delaware's acts and status prior to the effective time of the Reorganization in determining whether Nabors Bermuda is eligible to use Form S-3. The Division has permitted such reliance on General Instruction I.A.7. where the issuer satisfied all of the requirements but had changed its country of incorporation from Delaware to Bermuda and from England to Wisconsin. *See, PXRE Corporation* (available September 23, 1999) and *Manpower, Inc.* (available August 15, 1991). The Division has taken similar positions in the context of wholly domestic holding company formations and reincorporation mergers. *See, e.g., Reliant Energy, Incorporated,* supra; *NUI Corporation,* supra; *General Electric Capital Corporation* (available July 26, 2000); and *Startec Global Communications Corporation*, supra. *See also, Rowley-Scher Reprographics, Incorporated* (available November 25, 1986); *North American Coal Corporation* (available April 4, 1986); and *American Brands, Incorporated* (available November 4, 1985). Accordingly, we are of the view that, after the Effective Time, Nabors Bermuda should be entitled to take into account Nabors Delaware's acts and status prior to the Effective Time in determining whether Nabors Bermuda is eligible to use Form S-3. For the reasons stated above, we believe Nabors Bermuda should also be entitled to take into account Nabors Delaware's acts and status prior to the Merger in determining whether Nabors Bermuda "meets the requirements for use of Form S-3" as such phrase is used in General Instructions B.1.(a) and B.1.(b) to Form S-4. *See, NUI Corporation,* supra; *General Electric Capital Corporation,* supra; and *Startec Global Communications Corporation,* supra.

Similarly, it is our view that Nabors Bermuda should be entitled to rely on the prior activities and annual reports of Nabors Delaware in determining whether it shall be deemed to have met the requirements of paragraph 1 of General Instruction A to Form S-8 as to the Stock-Based Benefit Plans. We note that the Division has on numerous occasions permitted a holding company to file post-effective amendments to Form S-8 to register shares to be issued pursuant to assumed employee benefit plans. *See, e.g., Reliant Energy, Incorporated,* supra; *PXRE Corporation,* supra; *IPC Information Systems, Inc.,* supra; and *American Brands, Inc.*, supra.

C. Rule 144(c)(1) and (e)

We recognize that affiliates of Nabors Bermuda who desire to sell Nabors Bermuda Common Shares, absent registration under the Securities Act, must sell those shares pursuant to Rule 144 under the Securities Act or some other applicable exemption. In order for Rule 144 to be available to the affiliates of Nabors Bermuda, the requirements of subparagraph (c)(1) thereof must be satisfied. Rule 144(c) under the Securities Act requires that, in order for sales of securities to be made in reliance on the "safe harbor" provided by Rule 144, there must be made available "adequate current public information" with respect to the issuer for purposes of such Rule. Pursuant to Rule 144(c)(1), this requirement will be deemed to be satisfied where the issuer (i) has securities registered pursuant to Section 12 of the Exchange Act, (ii) has been subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for a period of at least 90 days immediately preceding the sale of the securities, and (iii) has filed all of the reports required to be filed by it under Section 13 for the 12 months preceding such sale (or for such shorter period that it was required to file such reports).

The purpose of Rule 144(c)(1), like the reporting requirements for Form S-3, is to insure that adequate, detailed information about the registrant and its securities is available for public inspection. Although a literal application of Rule 144(c)(1) would prevent affiliates of Nabors Bermuda from utilizing Rule 144 during the first 90 days after the Effective Time, we believe that Nabors Bermuda should be entitled to take the prior activities of Nabors Delaware into account for purposes of satisfying the Rule 144(c)(1) eligibility requirements. In this instance, the information to be furnished to the public concerning Nabors Bermuda would be adequate and current. Nabors Delaware has been a reporting company under the Exchange Act for many years. All reports required to be filed by Nabors Delaware under the Exchange Act have been timely filed or will be timely filed prior to the Reorganization, including a current report on Form 8-K with respect to Nabors Delaware's consummation of the Reorganization. Similarly, Nabors Bermuda will be subject to the reporting requirements of Section 13 of the Exchange Act following the Reorganization. Nabors Bermuda will have substantially the same assets, businesses, management and operations as Nabors Delaware prior to the Reorganization. Therefore, strict compliance with the 90 day waiting period is not necessary to effectuate the purpose of the Rule in light of the comprehensive disclosures in prior Exchange Act reporting and the continuing reporting that will be made by Nabors Bermuda (on a consolidated basis). The Division has taken similar positions in the context of comparable transactions. *See, e.g., Reliant Energy, Incorporated*, supra; *PXRE Corporation*, supra; *IPC Information Systems, Inc.*, supra; *Quality Food Centers, Inc.*, supra; *PS Group, Inc.*, supra; *Proler International Corp.* (available February 8, 1996); and *Doskocil Companies Incorporated* (available March 24, 1995).

For the same reasons, we conclude that, for purposes of Rule 144, the most recent report or statement published by Nabors Delaware prior to the Merger and the average weekly reported volume of trading in Nabors Delaware Common Stock during the time periods specified in Rule 144(e)(1) occurring immediately prior to the Merger may be taken into account by holders of Nabors Bermuda Common Shares in determining the applicable limitation on the amount of Nabors Bermuda Common Shares which may be sold in compliance with Rule 144(e)(1) and (2). The Division has taken a similar position with respect to Rule 144 in the context of transactions similar to the Merger. *See, e.g., Reliant Energy, Incorporated*, supra; *IPC Information Systems, Inc.*, supra; and *El Paso Natural Gas Company,* supra.

Accordingly, we respectfully request that you concur in our opinion that Nabors Delaware's prior reporting activities and the most recent report or statement published by Nabors Delaware prior to the Merger and the average weekly reported trading volume in Nabors Delaware Common Stock during the time periods specified in Rule 144(e)(1) may be taken into account in determining whether Nabors Bermuda has complied with the public information requirements of Rule 144(c)(1) and the limitation on the amount of securities that may be sold pursuant to Rule 144(e).

D. Rule 12g-3(a)

Rule 12g-3(a) under the Exchange Act provides that, where in connection with a succession by merger, securities of an issuer that are not already registered under Section 12 of the Exchange Act (such as the Nabors Bermuda Common Shares) are issued to holders of any class of securities of another issuer that are already registered under Section 12(b) or 12(g) (such as the Nabors Delaware Common Stock), then the unregistered securities shall be deemed to be registered under the same paragraph of Section 12. In such a case, Rule 12g-3(f) requires the issuer of the stock deemed registered under Rule 12g-3(a) to indicate in the Form 8-K filed in connection with the succession the paragraph of Section 12 under which the class of securities of the successor issuer is deemed issued.

A "succession" is defined in Rule 12b-2 as the direct acquisition of assets comprising a going business, whether by merger, consolidation, purchase or other direct transfer. This presents substantially the same issue with respect to Nabors Bermuda's acquisition of the outstanding Nabors Delaware Common Stock, as that posed by the similar language of Rule 414, discussed above. As in the case of Rule 414, we are of the view that a technicality and not a material difference is involved, since Nabors Bermuda will acquire all relevant assets indirectly by reason of its indirect ownership of the outstanding Nabors Delaware Common Stock and the capital stock of Nabors Delaware's current subsidiaries. Accordingly, we believe that Nabors Bermuda may rely on Rule 12g-3 under the Exchange Act to register the Nabors Bermuda Common Shares under the Exchange Act. The Division has taken a similar position with respect to Rules 12b-2 and 12g-3 in the context of transactions similar to the Merger. *See, e.g., Reliant Energy, Incorporated*, supra; *NUI Corporation,* supra; *IPC Information Systems,* supra; *Northwest Airlines Corporation* (available December 16, 1998); *Central Maine Power Company,* supra; and *Payless ShoeSource, Inc.,* supra.

Based upon the foregoing, we respectfully request that you concur in our opinion that Nabors Bermuda may rely on Rule 12g-3(a) to register the Nabors Bermuda Common Shares under the Exchange Act.

E. Schedules 13D and 13G

Section 13(d)(1) of the Exchange Act and Rule 13d-1 thereunder require that a person who acquires more than five percent of an equity security registered pursuant to Section 12 of the Exchange Act file a statement on Schedule 13D or 13G. Section 13(d)(2) of the Exchange Act and Rule 13d-2 thereunder require the Schedule 13D to be amended promptly when material changes in ownership occur and require the Schedule 13G to be amended within 45 days after the end of each calendar year. Immediately following the Merger, Nabors Bermuda will represent the same company on a consolidated basis as did Nabors Delaware immediately prior to the Merger. Consequently, any person who, prior to the Merger, has filed a Schedule 13D or 13G for Nabors Delaware Common Stock should not be required to file a new or amended Schedule 13D or 13G, provided that they state in their next amendment to Schedule 13D or 13G that Nabors Bermuda is deemed the successor corporation to Nabors Delaware for purposes of filings under Section 13(d). *See, Reliant Energy, Incorporated*, supra; *Startec Global Communications Corporation*, supra; *Southern California Water Company* (available June 29, 1998); *Quality Food Centers, Inc.*, supra; *Rouge Steel, Inc.*, supra; and *Toys "R" Us, Inc.*, supra.

Based on the foregoing, we respectfully request that you concur in our opinion that persons who have filed statements on Schedules 13D or 13G reporting ownership interest in Nabors Delaware Common Stock will not be required to file any additional or amended statements or forms, but may note in their next subsequent filing that Nabors Bermuda is the successor issuer to Nabors Delaware.

F. Item 10 of Schedule 14A

Immediately after the Merger, each outstanding award of or option to purchase Nabors Delaware Common Stock granted pursuant to any of the Stock-Based Benefit Plans will be converted into an award of or option to purchase the same number of Nabors Bermuda Common Shares, with the same terms, rights and conditions as the corresponding Nabors Delaware award or option. The assumption by Nabors Bermuda of the obligations of Nabors Delaware for the future issuance of Nabors Bermuda Common Shares in lieu of Nabors Delaware Common Stock under the Stock-Based Benefit Plans does not constitute the grant or extension of any new rights, but is simply a conversion of existing rights and a continuation of existing plans under the new corporate structure. Accordingly, we believe that the actions to be taken with respect to the future issuance of Nabors Bermuda Common Shares in lieu of Nabors Delaware Common Stock under the Stock-Based Benefit Plans do not constitute actions which require the disclosure of information under Item 10 of Schedule 14A of the Exchange Act. The Division has taken similar positions with respect to Item 10 in the context of transactions similar to the Merger. *See, e.g., Reliant Energy, Incorporated*, supra; *T. Rowe Price Associates, Inc.*, supra; *Payless ShoeSource, Inc.*, supra; and *Halliburton Company*, supra.

Based upon the foregoing, we respectfully request that you concur in our opinion that the actions to be taken with respect to the future issuance of Nabors Bermuda Common Shares in lieu of Nabors Delaware Common Stock under the Stock-Based Benefit Plans do not constitute actions that require the disclosure of information under Item 10 of Schedule 14A of the Exchange Act.

G. Supplemental Indentures; Securities Act and Trust Indenture Act

Nabors Bermuda will guarantee the Nabors Delaware Debt Securities and will enter into supplemental indentures with Nabors Delaware and each of the trustees with respect to the indentures governing Nabors Delaware Debt Securities (collectively, the "Indentures") that will provide for the unconditional guarantee by Nabors Bermuda of all of Nabors Delaware's liabilities and obligations under the Nabors Delaware Debt Securities, including the due and punctual payment of the principal of (and premium, if any) and interest on the Nabors Delaware Debt Securities so guaranteed.

Nabors Bermuda will deliver to each trustee an opinion of counsel that the indenture governing such Nabors Delaware Debt Securities authorizes the trustee to enter into such supplemental indenture with respect thereto without the vote or consent of the holders of such Nabors Delaware Debt Securities for the purposes of evidencing the guarantee of Nabors Delaware's obligations thereunder.

Section 2(3) of the Securities Act states that the "sale" of a security must involve some disposition "for value." Under the terms of the Indentures, no holder of Nabors Delaware Debt Securities, in their capacity as such, will have any right to vote upon or contest the Merger, the guarantee of the obligations under such Indenture by Nabors

Bermuda or the execution of the supplemental indentures in connection with the guarantee. As a result, such holders are not making a "new" investment decision with respect to a new security. Further, holders of these securities are not paying any consideration or giving up any rights or anything else of value in order to obtain the guarantee, which would be given at the election of Nabors Bermuda. Accordingly, there is no "sale" within the meaning of Section 2(3) of the Securities Act and, therefore, no requirement to register the offering, sale or delivery of such guarantee. *See, Reliant Energy, Incorporated,* supra; *El Paso Natural Gas Company*, supra; and *Halliburton Company,* supra.

For the same reasons, the guarantee will not constitute a "sale" within the meaning of Section 303(2) of the Trust Indenture Act, which adopts the definition of "sale" contained in Section 2(3) of the Securities Act. Accordingly, qualification of the supplemental indentures is not required under the Trust Indenture Act. *See, Reliant Energy, Incorporated,* supra; and *El Paso Natural Gas Company*, supra.

Since the purposes for which the supplemental indentures will be executed are contemplated and authorized by the Indentures, we request your concurrence in our opinion that Nabors Bermuda's guarantee of the Nabors Delaware Debt Securities in connection with the Reorganization and the execution of the supplemental indentures will not involve an "offer," "offer to sell," "offer for sale" or "sale" as those terms are defined in Section 2(3) of the Securities Act and as those definitions are incorporated by reference into Section 303(2) of the Trust Indenture Act and, therefore, that registration of the guarantee is not required under the Securities Act nor is qualification of the supplemental indentures required under the Trust Indenture Act.

H. Availability of Section 3(a)(9) Exemption

The issuance of Nabors Bermuda Common Shares upon conversion or redemption of the Convertible Debentures will constitute "sales" under Section 2(a)(3) of the Securities Act. However, as to such issuances upon conversion or redemption, Section 3(a)(9) of the Securities Act provides an exemption from registration for "any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange." Under Section 2(a)(1) of the Securities Act, the term "security" is defined to include the guarantee of any other security. Consequently, Nabors Bermuda's guarantee of the Convertible Debentures will be securities issued by Nabors Bermuda. Thus, the essence of the conversion or redemption is the exchange of such guarantees for Nabors Bermuda Common Shares. Such transactions are exchanges of Nabors Bermuda's securities for other Nabors Bermuda's securities where no commission or other remuneration is paid or given for soliciting such exchanges.

In the past, the Division has taken a no-action position on the basis of Section 3(a)(9) in situations involving guaranteed securities that are similar to the situation presented in this letter. *See, e.g., Kerr-McGee Corporation* (available July 31, 2001); *AOL Time Warner Inc.* (available November 15, 2000); *World Access, Inc.* (available October 28, 1998); *and Time Warner, Inc.* (available October 10, 1996). In taking such a position, the Division has noted that (a) the indentures pursuant to which the convertible securities were issued did not require the issuer to, and the issuer did not, solicit the consent or vote of the holders of the convertible securities with respect to the subject transaction, the guarantee of the convertible securities or the adjustment of the conversion feature, (b) the indenture under which the convertible securities were issued permitted the issuer and the trustee to execute a supplemental indenture to guarantee the convertible securities without the consent or vote of the holders of the convertible securities, and (c) no commission or other remuneration was paid or given, directly or indirectly, in connection with the conversion of the convertible securities. *See, Kerr-McGee Corporation*, supra.

In the present case, we note that the Indentures pursuant to which the Convertible Debentures were issued do not, and none of Nabors Bermuda or Nabors Delaware will, solicit the consent or vote of the holders of the Convertible Debentures (in their capacity as such) with respect to the Reorganization, the guarantees of the Convertible Debentures or the adjustment of the conversion features of such securities. Such Indentures permit supplemental indentures for the guarantees to be executed by Nabors Bermuda, the relevant trustee and Nabors Delaware without the consent or vote of the holders of the Convertible Debentures. Finally, no commission or other remuneration will be paid or given, directly or indirectly, to the holders of the Convertible Debentures in connection with the guarantees thereof, the conversion into Nabors Bermuda Common Shares, or the issuance of Nabors Bermuda Common Shares upon redemption of the Convertible Debentures.

As a practical matter, the holders of the Convertible Debentures will look to the credit quality of Nabors Bermuda in evaluating the Convertible Debentures. Consequently, the holders of the Convertible Debentures will regard the substance of their investments to be in the guarantees related to the Convertible Debentures and will regard the exchanges of such guarantees for Nabors Bermuda Common Shares as the substance of their conversion and redemption rights. In summary, the holders of the Convertible Debentures properly have the same expectations, and for purposes of Section 3(a)(9) should be treated in the same manner, as would holders of securities of Nabors Bermuda that are convertible into Nabors Bermuda Common Shares.

Accordingly, we respectfully request that you concur in our opinion that following Nabors Bermuda's guarantee of the Convertible Debentures, Nabors Bermuda Common Shares issuable upon conversion or redemption of the Convertible Debentures after consummation of the Merger may be issued without registration under the Securities Act pursuant to the exemption provided by Section 3(a)(9) of the Securities Act.

I. Section 4(3) Prospectus Delivery Requirement

Rule 174(b) under the Securities Act provides that no prospectus need be delivered pursuant to Section 4(3) of Securities Act if the issuer is a reporting company under the Exchange Act immediately prior to the filing of the registration statement. Nabors Delaware has been a reporting company under the Exchange Act for many years. Nabors Bermuda will, immediately after the Effective Time, have, on a consolidated basis, the same assets, liabilities, business and operations as Nabors Delaware had, on a consolidated basis, immediately before the Effective Time, and will be the successor to Nabors Delaware. Accordingly, we believe Nabors Bermuda should be exempt from the prospectus delivery requirement of Section 4(3) of the Securities Act by reason of Rule 174(b). The Division has taken similar positions with respect to Section 4(3) in the context of transactions similar to the Merger. *See, e.g., Reliant Energy, Incorporated*, supra; *T. Rowe Price Associates, Inc.*, supra; *Central Maine Power Company*, supra; *Startec Global Communications Corporation*, supra; *Payless ShoeSource, Inc.*, supra; and *PS Group, Inc.*, supra.

Based upon the foregoing, we respectfully request that you concur in our opinion that Nabors Bermuda need not comply with the prospectus delivery requirements of Section 4(3) of the Securities Act.

V. Conclusion

For the reasons set forth above, we respectfully request that the Division concur with our views on the matters discussed herein. If the Division contemplates issuing a response that differs from our views set forth above, we respectfully request the opportunity for a conference to discuss our views further. If you require additional information or would like to discuss any of the foregoing matters, please do not hesitate to contact the undersigned at (202) 371-7550 or my partner, C. Kevin Barnette, at (202) 371-7380.

Very truly yours,

Michael P. Rogan /KEIC/

Michael P. Rogan

cc: Katherine P. Ellis
General Counsel
Nabors Corporate Services, Inc.